12-1-04

AM 11-29-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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04014266

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED NOV 24 2004 WASH. D.C. SECTION

SEC FILE NUMBER
8-49880

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2003 (MM/DD/YY) AND ENDING September 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lieblong & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10825 Financial Center Parkway, Two Financial Centre, Suite 100
(No. and Street)

Little Rock (City) AR (State) 72221 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Ellen Williams 501-219-2003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hudson, Cisne & Co. LLP
(Name – *if individual, state last, first, middle name*)

11412 Huron Lane (Address) Little Rock (City) AR (State) 72211 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED DEC 02 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM

12/8

OATH OR AFFIRMATION

I, Alex Lieblong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lieblong & Associates, Inc., as of September 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Key Colony Fund, LP

Signature

President

Title

Notary Public

Rebecca J. Gaston, Notary Public
Pulaski County, Arkansas
My Commission Exp. 6-5-2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIEBLONG & ASSOCIATES, INC.

FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

with

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

	PAGE
Report of independent certified public accountants	1
Financial statements:	
Statements of financial condition	2
Statements of income	3
Statements of changes in stockholder's equity	4
Statements of cash flows	5
Notes to financial statements	6-9
Report of independent certified public accountants on Internal Control Structure Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	10-11
Report of independent certified public accountants on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	12
Supplementary information:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	13

Hudson Cisne & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Lieblong & Associates, Inc.

We have audited the accompanying statements of financial condition of Lieblong & Associates, Inc., as of September 30, 2004 and 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lieblong & Associates, Inc., at September 30, 2004 and 2003 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Hudson, Cisne & Co. LLP

October 22, 2004

Hudson, Cisne & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

SEPTEMBER 30, 2004 AND 2003

ASSETS

	2004	2003
Cash - checking	$ 3,547	$ 3,154
- money market	195,631	308,139
Commissions receivable	180,903	922
Accrued interest receivable	39,714	27,733
Stockholder receivable	28,433	25,286
Income taxes refundable	6,584	-
Prepaid expenses	129,581	6,973
Furniture, equipment and leasehold improvements, less accumulated depreciation of $175,941 and $162,886, respectively	107,314	120,369
Investment in marketable securities, at market	318,720	231,914
Investment in non-marketable securities, at cost	50,008	50,008
	$ 1,060,435	$ 774,498

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
Note payable	$ 3,043	$ 7,262
Accounts payable - trade	10,975	6,176
Checks in excess of bank balance	-	4,036
Commissions and wages payable	63,433	39,556
Note payable to shareholder, unsecured	200,000	-
Income taxes payable	-	11,884
Deferred income taxes	45,000	22,780
Total liabilities	322,451	91,694
Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding	100	100
Additional paid in capital	395,666	395,666
Retained earnings	292,212	236,338
Accumulated other comprehensive income	50,006	50,700
Total stockholder's equity	737,984	682,804
	$ 1,060,435	$ 774,498

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF INCOME

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
Revenues:		
Commissions	$ 2,030,370	$ 1,708,600
Rebates from clearing broker	516,417	387,429
Interest	89,445	111,879
Realized gain on sale of marketable securities	-	3,760
	2,636,232	2,211,668
Operating expenses:		
Employee compensation and benefits	1,748,310	1,243,982
Travel, meals and entertainment	417,462	528,107
Consulting fees	8,214	32,985
Clearing broker fees and computer rental	158,400	149,459
Rent expense	45,214	45,940
Error account expense	17,326	2,117
Depreciation	13,055	20,866
Telephone	23,022	21,438
Regulatory fees	15,601	16,529
Office expense	27,802	21,009
Subscriptions	30,454	26,436
Advertising	2,713	2,029
Insurance	7,980	7,499
Professional fees	13,010	8,500
Postage and shipping	9,772	11,552
Taxes, licenses and permits	4,891	6,498
Miscellaneous expenses	9,377	1,629
Contributions	1,902	2,975
Interest	211	370
Total operating expenses	2,554,716	2,149,920
Income before taxes	81,516	61,748
Income tax expense	25,642	13,790
Net income	55,874	47,958
Other comprehensive (loss) income		
Unrealized (loss) gain on marketable securities, net of income taxes	(694)	50,700
Comprehensive income	$ 55,180	$ 98,658

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total
Balance - October 1, 2002	$ 100	$ 395,666	$ 188,380	$ -	$ 584,146
Net income	-	-	47,958	-	47,958
Other comprehensive income	-	-	-	50,700	50,700
Balance - September 30, 2003	100	395,666	236,338	50,700	682,804
Net income	-	-	55,874	-	55,874
Other comprehensive loss	-	-	-	(694)	(694)
Balance - September 30, 2004	$ 100	$ 395,666	$ 292,212	$ 50,006	$ 737,984

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 55,874	$ 47,958
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Depreciation	13,055	20,866
Gain on sale of securities	-	(3,760)
Commissions receivable	(179,981)	-
Stockholder receivable	(3,147)	(5,351)
Accrued interest receivable	(11,981)	(18,635)
Income taxes refundable	(6,584)	2,610
Prepaid expenses	(122,608)	(925)
Accounts payable - trade	763	5,985
Checks in excess of bank balance	-	4,036
Deferred tax liability	22,220	-
Commissions and wages payable	23,877	11,600
Income taxes payable	(11,884)	11,884
Net cash (used in) provided by operating activities	(220,396)	76,268
Cash flows from investing activities:		
Purchases of securities	(87,500)	(345,533)
Proceeds from sales of securities	-	194,159
Net cash used in investing activities	(87,500)	(151,374)
Cash flows from financing activities:		
Payments on note payable	(4,219)	(4,376)
Proceeds from shareholder loan	200,000	-
Net cash provided by (used in) financing activities:	195,781	(4,376)
Net change in cash	(112,115)	(79,482)
Cash - beginning of year	311,293	390,775
Cash - end of year	$ 199,178	$ 311,293

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Summary of significant accounting policies

Nature of operations

Lieblong & Associates, Inc. (the "Company"), is an introducing broker-dealer registered with the Securities and Exchange Commission, and a member of the National Association of Securities Dealers, Inc. The Company's principal sources of revenues are from commissions and investment banking activities.

Concentrations of credit risk - cash

At September 30, 2004, the Company had cash balances in excess of federally insured limits. However, the Company does not believe that it is subject to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements along with the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Depreciation is determined by straight-line and accelerated methods. Estimated useful lives are as follows:

	Years
Furniture and equipment	5 - 7
Leasehold improvement	39

Depreciation expense was $13,055 in 2004 and $20,866 in 2003.

Income taxes

Income taxes are accounted for by using an asset and liability approach. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial and income tax basis of assets and liabilities. Such assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

Statement of cash flows

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash payments for income taxes totaled $22,383 in 2004. There were no cash payments for income taxes in 2003.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Summary of significant accounting policies (continued)

Statement of cash flows (continued)

Noncash investing activities in 2003 include net unrealized gains in marketable securities of $50,700 and the exercise of 300 NASD warrants at a cost of $3,300 for 300 shares of stock. NASD stock is classified as available for sale at September 30, 2004 and 2003.

Note 2: Net capital requirements

The Company is a member of the National Association of Securities Dealers, Inc. (NASD), and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1, and that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At September 30, 2004, the Company's net capital was $335,714, which was $235,714 in excess of its minimum requirement of $100,000.

Note 3: Investment in non-marketable securities

The investment in non-marketable securities consists of the cost of warrants for approximately 3,572 shares of stock in the NASD. These warrants may be exercised beginning in March 2003 for a per share price of $13 to $16 and expire at various times through December 2007.

Note 4: Marketable securities

Cost and fair value of marketable securities at September 30, 2004, are as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale				
Debt securities	$ 155,135	$ 77,365	$ -	$ 232,500
Equity securities	90,800	-	4,580	86,220
Totals	$ 245,935	$ 77,365	$ 4,580	$ 318,720

The investment in debt securities are 8.625% corporate bonds which are due April 2009.

Note 5: Note payable

Note payable consists of a 1.90% note payable to a finance company, due $352 monthly, including interest, through August 2005, secured by an automobile.

Note 6: Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 7: Other comprehensive income

The Company has adopted FASB statement No. 130, "Reporting Comprehensive Income," which requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

At September 30, 2004, the Company had net unrealized gains on marketable securities composed of the following:

Unrealized gains	$ 72,785
Deferred income taxes	(22,779)
Net unrealized gains	$ 50,006

Note 8: Income taxes

Income tax expense is composed of the following:

	2004	2003
Current expense:		
Federal	$ 3,120	$ 10,504
State	796	3,286
	3,916	13,790
Deferred tax expense	21,726	-
Income tax expense	$ 25,642	$ 13,790

The effective income tax rate is different form the expected statutory federal rate primarily because of the graduated tax rates, nondeductible expenses and state income taxes.

The deferred income tax liability relates to the net unrealized gains on marketable securities, prepaid leases, deferred compensation and consist of the following at September 30, 2004:

Federal	$ 36,000
State	9,000
Total deferred income taxes	$ 45,000

Note 9: Off-balance-sheet risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 10: Operating leases

The Company leases office space and equipment under operating leases. Minimum lease payments at September 30, 2004, total $22,892 and expire during 2005.

Rent expense for the years ended September 30, 2004 and 2003 was $82,822, and $90,290, respectively.

Note 11: Related party transactions

Included in travel, meals and entertainment is $360,000 for 2004 and $448,200 for 2003 in airplane charter expense paid to Lieblong Transport, Inc., which is related to the Company through common ownership. Included in prepaid expenses at September 30, 2004, is $120,000 of prepaid lease payments to Lieblong Transport.

Note 12: Employee benefit plan

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) Plan which covers substantially all employees. The employer must match the employees' contributions up to 3% of each employee's compensation. During 2004 and 2003 the Company contributed $7,535 and $7,312, respectively, to the SIMPLE Plan.

Hudson Cisne & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Lieblong & Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Lieblong & Associates, Inc., for the year ended September 30, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Hudson, Cisne & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Hudson, Cisne & Co. LLP

October 22, 2004

Hudson Cisne & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Lieblong & Associates, Inc.

We have audited the financial statements of Lieblong & Associates, Inc., as of September 30, 2004, and for the fiscal year then ended, and have issued our report thereon dated October 22, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Hudson, Cisne & Co. LLP

October 22, 2004

Hudson, Cisne & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

LIEBLONG & ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2004

Net capital:	
Total stockholder's equity	$ 737,984
Add liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	737,984
Less nonallowable assets and deductions:	
Shareholder receivable	28,433
Property and equipment, less accumulated depreciation	107,314
Prepaid expenses, income taxes refundable and other assets	186,173
	321,920
Net capital before haircuts on securities positions	416,064
Haircuts on securities	80,350
Net capital	$ 335,714
Aggregate indebtedness, total liabilities exclusive of liabilities subordinated to claims of general creditors	$ 122,447
Computed minimum net capital required (6.67% of aggregate indebtedness)	$ 8,167
Minimum net capital required	$ 100,000
Excess net capital ($335,714 - $100,000)	$ 235,714
Percentage of aggregate indebtedness to net capital ($ 122,447 / $ 335,714)	36.5%

No material differences existed at September 30, 2004, therefore the Company was not required to include a reconciliation of net capital to the Form X-17A-5.